                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                      PURSUANT TO SECTION 115 (D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
                                (FEE REQUIRED)

                For the fiscal year ended  DECEMBER 31, 1997


                                     OR

[_]    TRANSITION REPORT PURSUANT TO SECTION  15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

       FOR THE TRANSITION PERIOD FROM ____ TO
       Commission File Number:

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below: BSB Bank and Trust Company
                                                    --------------------------
               401(k) Savings Plan in RSI Retirement Trust
               -------------------------------------------
            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: BSB Bancorp, Inc.,
                                                              ------------------
               58-68 Exchange Street, Binghamton, New York 13901
               -------------------------------------------------

                              REQUIRED INFORMATION

            A. FINANCIAL STATEMENTS:

               The Plan's financial statements and schedules prepared in accordance with the financial reporting requirement of ERISA are filed as an exhibit to this Annual Report on Form 11-K.

            B. OTHER EXHIBIT:

                    CONSENT OF COOPERS & LYBRAND L.L.P.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           BSB Bank & Trust Co. 401 (K)
                                           Savings Plan in RSI Retirement Trust

                                           By:  Patricia A. Phelps
                                                ------------------------------
                                           Name:  Patricia A. Phelps
Date:    June 30, 1998                     Title: Administrative Vice President
                                                  Human Resources

                            BSB BANK & TRUST COMPANY
                  401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST
                     REPORT ON AUDITED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1997

BSB BANK & TRUST COMPANY
401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST

INDEX

                                                                        PAGE

Independent Auditors' Report..........................................     1

Financial Statements:

  Statements of Net Assets Available for Benefits,
     December 31, 1997 and 1996.......................................   2-3

  Statement of Changes in Net Assets Available for Benefits,
     Year Ended December 31, 1997 (With Comparative Totals for 1996)..     4

  Notes to Financial Statements.......................................   5-9

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment Purposes..........    10

  Item 27d - Schedule of Reportable Transactions......................    11

Coopers                                            Coopers & Lybrand L.L.P.
& Lybrand
                                                   a professional services firm
INDEPENDENT AUDITORS' REPORT


Mrs. Patricia A. Phelps, Plan Administrator
BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust
Binghamton, New York

We have audited the accompanying statements of net assets available for benefits of BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial statements are free of
material misstatement.   An audit includes examining, on a test basis, evidence
supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Syracuse, New York
April 24, 1998

BSB BANK & TRUST COMPANY
401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST

Statement of Net Assets Available for Benefits, with Fund Information December 31, 1997


                                                       FUND INFORMATION

                            Retirement               Emerging                              Inter-
                              System       Core       Growth       Value      Actively    mediate    Short-Term      BSB
                               Group      Equity      Equity      Equity      Managed       Bond     Investment     Stock
                               Stock       Fund        Fund        Fund      Bond Fund      Fund        Fund         Fund
--------------------------------------------------------------------------------------------------------------------------------

ASSETS
Investments:
 RSI Retirement
  Trust Funds                           $2,844,044  $1,443,952   $1,124,421    $486,145    $375,705    $811,144
 Common Stock                $6,433                                                                                $1,278,813
 Cash and
  cash equivalents                                                                                                     60,448
 Loans receivable
 Unallocated forfeitures
--------------------------------------------------------------------------------------------------------------------------------
Total assets                  6,433      2,844,044   1,443,952    1,124,421     486,145     375,705     811,144     1,339,261

LIABILITIES
 Amounts due to brok-
  ers for investment
  purchases                                                                                                           15,824
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                                     15,824
--------------------------------------------------------------------------------------------------------------------------------

NET ASSETS
 AVAILABLE
 FOR BENEFITS                $6,433     $2,844,044  $1,443,952   $1,124,421    $486,145    $375,705    $811,144   $1,323,437
================================================================================================================================



                           Inter-
                           national
                           Equity    Participant
                           Fund      Loan Fund      Other         Total
---------------------------------------------------------------------------
ASSETS
Investments:
 RSI Retirement
  Trust Funds              $165,207                            $7,250,618
 Common Stock                                                   1,285,246
 Cash and
  cash equivalents                                                 60,448
 Loans receivable                    $213,984                     213,984
 Unallocated forfeitures                             $4,736         4,736
---------------------------------------------------------------------------
Total assets                165,207   213,984         4,736     8,815,032

LIABILITIES
 Amounts due to brok-
  ers for investment
  purchases                                                       15,824
---------------------------------------------------------------------------
Total liabilities                                                 15,284
---------------------------------------------------------------------------

NET ASSETS
 AVAILABLE
 FOR BENEFITS              $165,207  $213,984        $4,736   $8,799,208
===========================================================================



The accompanying notes are an integral part of the finacial statements.

BSB BANK & TRUST COMPANY
401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST

Statement of Net Assets Available for Benefits, with Fund Information December 31, 1996



                                 FUND INFORMATION

                             Retirement               Emerging               Actively   Inter-
                               System       Core       Growth      Value     Managed   mediate   Short-Term     BSB
                               Group       Equity      Equity      Equity      Bond      Bond    Investment    Stock
ASSETS                         Stock        Fund        Fund        Fund       Fund      Fund       Fund        Fund
-----------------------------------------------------------------------------------------------------------------------------

Investments:
 RSI Retirement
  Trust Funds                            $2,446,725  $1,376,154  $772,203   $322,614  $314,747  $836,225
 Common Stock                $6,084                                                                            $535,134
 Cash and
   cash equivalents                                                                                              41,821
 Loans receivable
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS
 AVAILABLE
 FOR BENEFITS               $ 6,084      $2,446,725  $1,376,154  $772,203   $322,614  $314,747  $836,225       $576,955
=============================================================================================================================


                             Inter-
                             national
                              Equity   Participant
                               Fund     Loan Fund    Other    Total
---------------------------------------------------------------------------

Investments:
 RSI Retirement
  Trust Funds                $178,547                       $6,247,215
 Common Stock                                                  541,218
 Cash and
  cash equivalents                                  $1,442      43,263
 Loans receivable                        $208,748              208,748
---------------------------------------------------------------------------
NET ASSETS
 AVAILABLE
 FOR BENEFITS               $178,547     $208,748   $1,442  $7,040,444
===========================================================================


The accompanying notes are an integral part of the financial statements.

BSB BANK & TRUST COMPANY
401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST

Statement of Changes in Net Assets Available for Benefits, with Fund Information Year Ended December 31, 1997
(With Comparative Totals for 1996)


                                FUND INFORMATION


                                   Retirement                  Emerging                                Inter-
                                    System        Core          Growth        Value       Actively     mediate    Short-Term
                                    Group        Equity         Equity        Equity       Managed       Bond     Investment
                                    Stock         Fund           Fund          Fund       Bond Fund      Fund        Fund
----------------------------------------------------------------------------------------------------------------------------------
Additions:
 Employer contributions                          $  67,579    $   46,715    $  24,616      $  9,098      $ 7,524     $ 20,096
 Participant contributions                         194,969       128,845       64,841        31,326       27,008       40,005
 Net appreciation (depreciation)
  in fair value of
  investments                         $1,141       597,306       105,984      260,767        33,847       20,350       41,497

 Interest on loans                                   4,311         2,040        1,187           487          285        2,315
 Transfers                                        (115,457)     (145,684)      57,422       157,563       53,385       17,627
 Forfeitures                                        (1,250)       (1,121)        (485)         (177)         (59)         (42)
----------------------------------------------------------------------------------------------------------------------------------
                                       1,141       747,458       136,779      408,348       232,144      108,493      121,498
Deductions:
 Benefits paid to
  participants                          (792)     (350,139)      (68,981)     (56,130)      (68,613)     (47,535)    (146,579)
----------------------------------------------------------------------------------------------------------------------------------
  Net additions                          349       397,319        67,798      352,218       163,531       60,958      (25,081)

Net assets available for
 benefits, beginning of year           6,084     2,446,725     1,376,154      772,203       322,614      314,747      836,225
----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
 FOR BENEFITS,
 END OF YEAR                          $6,433    $2,844,044    $1,443,952   $1,124,421      $486,145     $375,705    $ 811,144
==================================================================================================================================




                                                   Inter-
                                      BSB        national
                                      Stock        Equity     Participant                    1997           1996
                                      Fund          Fund       Loan Fund       Other         Total          Total
----------------------------------------------------------------------------------------------------------------------------------
Additions:
 Employer contributions             $  26,528     $ 13,194                                $ 215,350    $  213,104
Participant contributions              70,511       37,282                                  594,787       638,321
 Net appreciation  (depreciation)
  in fair value of
  investments                         645,061       (1,527)                               1,704,426       937,948
 Interest on loans                      2,644          283                                   13,552        14,211
 Transfers                              6,635      (59,327)     $ 27,836
 Forfeitures                             (113)         (47)                   $ 3,294
----------------------------------------------------------------------------------------------------------------------------------
                                      751,266      (10,142)       27,836        3,294     2,528,115     1,803,584
Deductions:
 Benefits paid to
  participants                         (4,784)      (3,198)      (22,600)                  (769,351)     (569,949)
----------------------------------------------------------------------------------------------------------------------------------
  Net additions                        746,482     (13,340)        5,236        3,294     1,758,764     1,233,635

Net assets available for
 benefits, beginning of year           576,955     178,547       208,748        1,442     7,040,444     5,806,809
----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
 FOR BENEFITS,
 END OF YEAR                        $1,323,437    $165,207      $213,984        $4,736    $8,799,208   $7,040,444
==================================================================================================================================


    The accompanying notes are an integral part of the financial statements.

BSB BANK & TRUST COMPANY
401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST

Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation

   The financial statements of the BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust (the "Plan") included herein have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles.

   INVESTMENT VALUATION

   The Plan's investments are stated at fair value. Retirement trust funds represent participation in the RSI Retirement Trust Funds and are valued by the trust based upon the market value of each fund's underlying securities. BSB Bancorp, Inc. and RSI System Group, Inc. common stock is valued at its quoted market price. Participant loans receivable are valued at cost.

   CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include cash in banks and short-term investment funds with maturities of three months or less.

   INCOME RECOGNITION

   The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

   ADMINISTRATIVE EXPENSES

   The Plan's sponsor, BSB Bank & Trust Company (the "Company") pays the ordinary administrative expenses of the Plan and compensation of the Trustees to the extent required.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RISKS AND UNCERTAINTIES

   The Plan provides for various investment options in any combination of the investment funds. Investments are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement

BSB BANK & TRUST COMPANY
401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST

Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   of net assets available for benefits and the statement of changes in net assets available for benefits.


2. PLAN DESCRIPTION

   The following description of the BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL

   The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older.
   The Plan was established on April 1, 1986 and is subject to the provisions of the Employee Retirement Income and Security Act of 1974 (ERISA).

   CONTRIBUTIONS

   Each year the Company contributes 100% of the participant's contribution up to two percent of the participant compensation and 50% up to the next two percent of the participant's compensation.

   Participants may contribute not less than one percent nor greater than ten percent of their compensation up to a maximum of $9,500 per year on a before-tax basis.

   PARTICIPANT ACCOUNTS

   Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, and (b) Plan earnings. Participant and Company contributions are allocated among investment funds as designated by the participant. Company contributions are allocated to participant accounts based upon the matching contribution provisions previously described. Allocation of Plan earnings is done on a quarterly basis and is based on each fund's quarterly earnings percentage times the participant's accumulated investments and earnings in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   VESTING

   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Participants vest 20% annually and are 100% vested after five years of credited service.

BSB BANK & TRUST COMPANY
401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST

Notes to Financial Statements

2. PLAN DESCRIPTION (CONTINUED)

   Forfeitures

   The portion of the matching contributions and earnings thereon for which a participant is not vested is forfeited upon termination of employment with the Company. The value of any forfeitures is used to offset part of the Company's future contributions.

   PAYMENT OF BENEFITS

   On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installments over a period not to exceed 20 years.

   LOANS TO PARTICIPANTS

   The Plan also includes various terms and conditions under which a participating employee can obtain loans from the Plan. Participants may borrow up to 50% of their vested before-tax contribution or rollover account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms may extend to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of a comparable term treasury note plus 1 percent. Principal and interest are paid ratably through payroll deductions.

   PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


3. TAX STATUS

   The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated November 18, 1992, from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

BSB BANK & TRUST COMPANY
401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST

Notes to Financial Statements

4. INVESTMENTS

   Investments are held within various Common Funds maintained by Retirement System Group, Inc. and within a BSB Stock Fund held in a custodial account at a financial institution. All investments representing 5% or more of Plan assets are presented separately on the statement of net assets available for benefits.

   Participants may choose between eight investment vehicles offered by the Plan (The Retirement System Group, Inc. stock fund is closed to future participant contributions or transfers). RSI Retirement Trust describes these funds as follows:

   Core Equity Fund - This fund invests in stocks of a broadly diversified group
   ----------------
   of medium to large companies aimed at sustainable growth in earnings and dividends.

   Emerging Growth Equity Fund - This fund's assets are invested primarily in
   ---------------------------
   stocks of smaller companies aimed at higher-than-average earnings growth potential.

   Value Equity Fund - This fund invests in stocks of a broadly diversified
   -----------------
   group of medium to large companies that appear to be selling at low price/earnings ratios with a goal of achieving long-term earnings and dividend growth.

   Actively Managed Bond Fund - This fund invests in bonds of varying maturities
   --------------------------
   of which a minimum of 65% is invested in securities issued or backed by the United States government.

   Intermediate-Term Bond Fund - This fund invests in fixed income vehicles that
   ---------------------------
   mature within 10 years or have expected average lives of 10 years or less of which a minimum of 65% is invested in securities issued or backed by the United States government.

   Short-Term Investment Fund - This fund is invested in money market
   --------------------------
   instruments with a maximum average maturity of one year.

   International Equity Fund - This fund invests in stocks of companies
   -------------------------
   headquartered in foreign countries that appear to be selling at low price/earnings ratios aimed at achieving capital appreciation.

   BSB Stock Fund - This fund invests in BSB Bancorp Inc. common stock.
   --------------

BSB BANK & TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

Notes to Financial Statements

5. UNITS AND UNIT VALUE

   Units and net asset value per unit assigned to participants during and for the year ended December 31, 1997 were as follows for the separate accounts that are utilized by the trustee:


                       Retirement           Emerging                      Inter-                         Inter-
                         System     Core     Growth    Value   Actively   mediate  Short-Term    BSB    national
                         Group     Equity    Equity   Equity    Managed    Bond    Investment   Stock    Equity
                         Stock      Fund      Fund     Fund    Bond Fund   Fund       Fund      Fund      Fund
                       ----------  -------  --------  -------  ---------  -------  ----------  -------  --------

January 1, 1997:
 Units                      1,605   40,515    20,357   17,610     10,158   10,492      40,831   20,005     3,895
 Unit value                 $3.79   $60.39    $67.60   $43.85     $31.76   $30.00      $20.48   $26.75    $45.85

March 31, 1997:
 Units                      1,586   39,293    19,555   18,958     11,515    9,859      43,036   21,571     3,833
 Unit value                 $3.79   $60.58    $61.30   $44.76     $31.43   $30.01      $20.70   $30.38    $46.13

June 30 , 1997:
 Units                          0   38,034    19,476   19,095     10,637    9,169      38,947   22,858     4,088
 Unit value                 $4.55   $71.34    $69.86   $51.83     $32.60   $30.79      $20.97   $38.25    $51.72

September 30, 1997:
 Units                      1,436   37,733    19,452   19,262     10,250    9,217      42,873   34,549     4,415
 Unit value                 $4.55   $76.11    $84.47   $57.36     $33.89   $31.55      $21.23   $27.50    $51.09

December 31, 1997:
 Unit value                 1,414   37,580    19,731   19,470     13,954   11,697      37,745   35,771     3,571
 Units                      $4.55   $75.68    $73.18   $57.75     $34.84   $32.12      $21.49   $35.75    $46.26


  BSB Bank & Trust Company
  401(k) Savings Plan in RSI Retirement Trust

  Item 27a - Schedule of Assets Held for Investment Purposes
  December 31, 1997


    INVESTMENT                                                                Cost              Fair Value
    BSB Bancorp Common Stock Fund:
    Cash                                                                  $    4,955            $    4,955
    Marine Midland Collective Trust Short-Term Investment Fund                53,432                53,432
    BSB Bancorp Inc. Common Stock                                            564,869             1,278,813
                                                                             -------             ---------
                                                                             623,256             1,337,200
    RSI Retirement Trust Funds:
      Core Equity Fund                                                     1,452,400             2,844,044
      Emerging Growth Fund                                                   810,474             1,443,952
      Value Equity Fund                                                      612,959             1,124,421
      International Equity Fund                                              151,144               165,207
      Intermediate-Term Bond Fund                                            317,133               375,705
      Actively-Managed Bond Fund                                             396,467               486,145
      Short-Term Investment Fund                                             692,421               811,144

    Retirement System Group, Inc. common stock                                 6,942                 6,433

    Participant loans (Interest rates range from 5% to 9%))                  213,984               213,984
                                                                          ----------            ----------
                                                                          $5,277,180            $8,808,235
                                                                          ==========            ==========


BSB BANK & TRUST COMPANY
401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST


Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1997


                                                                                    Current
                                                 Number                             Value of
                                                   of                               Asset on         Net
                                                 Trans-      Purchase    Selling    Transaction      Gain
                                                 actions     Price       Price       Date           (Loss)
                                                 ------------------------------------------------------------
Description of  Assets
Single Security Transactions in
 Excess of 5% of Market Value                                               None

Series of Security Transactions in
 Excess of 5% of Market Value

RSI Retirement Trust Core Equity                     70      $341,733                $341,733

RSI Retirement Trust Core Equity                     50                 $541,720     $541,720    $247,539

RSI Retirement Trust Emerging Growth                 66      $199,385                $199,385

RSI Retirement Trust Emerging Growth                 44                 $236,961     $236,961    $ 89,361

RSI Retirement Trust Short-Term Investment           63      $274,452                $274,452

RSI Retirement Trust Short-Term Investment           34                 $341,030     $341,030    $ 29,618

Marine Midland Short-Term Investment Fund            85      $250,230                $250,230

Marine Midland Short-Term Investment Fund            18                 $238,517     $238,517
